CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of this Registration Statement on Form S-1 of our report dated January 12, 2009 (April 3, 2009 as to Note 26 with respect to the separate agreements with certain holders of the Senior Convertible Notes and an agreement entered into with Shenzhen Airlines relating to Kunpeng Airlines) relating to the financial statements of Mesa Air Group, Inc. (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the holders of the Company's Senior convertible Notes having the option of requiring the Company to repurchase the Senior Convertible Notes on January 31, 2009 and February 10, 2009, respectively, for cash, stock, or a combination thereof, an explanatory paragraph relating to an action taken by Delta Airlines, Inc. to terminate the Company's code-share agreement covering the ERJ-145 aircraft, an explanatory paragraph relating to the Company's significant code-sharing agreements, and an explanatory paragraph related to the agreements that the Company entered into in February 2009 with certain holders of the Company's Senior Convertible Notes and an agreement entered into with Shenzhen Airlines relating to Kunpeng Airlines), appearing in the prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such prospectus.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
April 3, 2009